UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2025

Iris Bincovich
Chief Executive Officer
Innocan Pharma Corporation
1015, 926 - 5 Avenue SW
Calgary, Alberta T2P 0N7
Canada

Re: Innocan Pharma Corporation
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted May 1, 2025
CIK No. 0001889791

Dear Iris Bincovich:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 11, 2025 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Cover Page

1. We note your revisions in response to prior comment 1. Please further revise your cover page disclosure in response to the prior comment to specify that, as part of following home country corporate governance practices, your board of directors will not be comprised of a majority of independent directors after the consummation of your offering. Please also specify this in your prospectus summary.

Prospectus Summary
Overview, page 1

2. We note from your revised disclosure in response to prior comment 4 that your LPT-CBD scale-up activities are expected to take approximately one year. Please clarify when you expect to commence the scale-up activities.

The Offering, page 7

3. We note your revisions in response to prior comment 8. In the fourth bullet point on page 8, you now disclose that up to 8,280,433 common shares are issuable upon conversion of the convertible debenture issued in March 2025, calculated based on the original conversion price of CAD$0.21 per share, and that the minimum number of common shares issuable upon conversion will be based on a conversion price adjusted to 80% of the offering price. Please revise to make clear the minimum and maximum number of shares that may be issuable upon conversion of the debenture and how those numbers have been calculated. It may be useful in this regard to clarify what "offering price" you are referencing and to use the same currency for the principal amount of the debenture and for the original and the adjusted conversion prices. Please make similar revisions to the related bullet points on pages 76 and 78, and also clearly disclose in those sections the minimum and maximum number of shares that may be issuable upon conversion of the debenture.

Business
Intellectual Property
License Agreement with Yissum, page 107

4. We note from your revised disclosure in response to prior comment 11 that you describe the Yissum License Agreement as "perpetual." However, you then state that the term of the Yissum License Agreement shall continue until "expiration" unless earlier terminated for, among other things, failure to meet development milestones. Please further revise to make clear when the agreement is set to expire, including, to the extent applicable, the initial term and any renewal terms, describing any conditions to renewal. In addition, clarify what development milestones must be met, and in what timeframes, in order to avoid the early termination of the agreement.

Government Regulation and FDA Regulatory Pathway
Human Application of Liposome-based Technology, page 108

5. Please continue to revise your disclosure in response to prior comment 10 to remove or revise any statements that continue to state or imply that your product candidates are safe or effective. We continue to note the following disclosure: "Our comprehensive pre-IND package details extensive experiments conducted in various animal models demonstrating the efficacy...."

Please contact Gary Newberry at 202-551-3761 or Sasha Parikh at 202-551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at 202-551-3635 or Jessica Dickerson at 202-551-8013 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Huberman, Esq.